P.E. 12-31-02

03019409

ARS

Merrill Merchants Bancshares, Inc.

2002 ANNUAL REPORT



Contents

1992 – 2002

Proud to be growing in Maine.

SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

FOR THE YEAR	2002	2001	2000	1999	1998
Net income	$ 3,845	$ 3,254	$ 2,619	$ 2,247	$ 1,916
Net interest income	12,463	11,542	10,026	8,885	8,032
Non-interest income	3,963	3,299	3,155	2,602	2,211
Non-interest expense	10,205	9,468	8,823	7,754	6,939
PER COMMON SHARE					
Earnings per share:					
Basic	$ 1.31	$ 1.16	$ 0.92	$ 0.78	$ 0.84
Diluted	1.18	1.01	0.82	0.68	0.68
Dividends per share	0.40	0.30	0.24	0.19	0.12
Book value per share	9.11	9.46	8.49	7.73	7.54
Dividend payout ratio	31.27 %	25.87 %	25.52 %	24.71 %	15.27 %
KEY RATIOS					
Return on average assets	1.33 %	1.26 %	1.16 %	1.11 %	1.05 %
Return on average equity	13.93	13.18	11.94	10.58	12.90
Equity to assets at year end	9.24	9.34	9.45	9.95	10.34
Non-performing assets to total assets	0.25	0.26	0.25	0.15	0.08
Net charge-offs to average loans	0.07	0.08	0.03	0.07	0.04
AT YEAR END					
Total assets	$ 307,316	$ 278,197	$ 246,413	$ 213,747	$ 199,743
Loans receivable, net (1)	211,434	185,094	163,265	133,948	125,632
Investment securities	68,867	71,607	59,686	61,475	55,909
Deposits	238,857	219,309	200,451	168,578	164,128
Borrowed funds	36,932	29,792	20,076	19,069	13,508
Shareholders' equity	28,388	25,985	23,292	21,258	20,655

(1) *Excludes loans held for sale*



Dear Shareholders:

2002 was a milestone year for Merrill Merchants Bancshares, Inc., as we celebrated our tenth anniversary in October. It was an occasion for reflection and thanks, most particularly to our management team and directors, who have served us with dedication and distinction over the past ten years. And, to our employees, who have maintained a level of caring for our Company, our corporate goals, our customers and our communities, which is truly exceptional. They remain the heart and soul of our Company, and it is with great pride that we dedicate this year's Annual Report to our valued employees.

2002 will be remembered for a series of corporate accounting scandals, which exacerbated an already volatile market and fragile economy and prompted reforms in corporate governance. The war on terrorism also remained a global concern. And, last but not least, interest rates reached their lowest levels in decades. Despite these issues, our Company performed well, maintaining good asset quality and achieving solid asset and earnings growth.

NET INCOME
(In Millions)



$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$1.9
$2.2
$2.6
$3.3
$3.8
1998
1999
2000
2001
2002

FINANCIAL PERFORMANCE

We are very pleased to report earnings of $3.8 million for the Company, an 18% increase over last year, which translated into diluted earnings per share of $1.18 in 2002, compared to $1.01 in 2001. Our loan portfolio grew 14%

and total assets increased to $307.3 million at December 31, 2002. The Company also increased its dividend distribution to shareholders by $.10 per share, a 33% increase over last year.

LENDING ACTIVITIES

Asset quality is the strength of any company and Merrill Merchants Bancshares, Inc. has maintained consistent loan policies and underwriting standards, which have served us well. Loans grew $26.6 million or 14%, compared to growth of $22.2 million in 2001. Non-performing assets, as a percentage of total assets, were at .25% on December 31, 2002, compared to .26% in 2001. Our ratios remain strong relative to our peer group.

We have a diversified portfolio and an experienced lending team which looks carefully at every loan opportunity. Activity in the healthcare sector has been strong, and we were very pleased to assist Northeast Cardiology with financing for construction of their new medical complex. Angela T. Butler was promoted to vice president in the Commercial Loan Department. She joined us as a credit analyst in 1993 and has assumed increasing responsibilities within our Bank since that time.

LOANS RECEIVABLE
(In Millions)


$200
$150
$100
$50
$125.6
$133.9
$163.3
$185.1
$211.4
1998
1999
2000
2001
2002

We are proud to be a leading lender in the state for the Small Business Administration and to partner with non-profits in our region on affordable housing grants and other projects. This year we collaborated with Maine State Housing and the Federal Home Loan Bank of Boston on the financing for the Wellspring Transitional House in Bangor. This property will provide housing to men and women who have completed substance abuse treatment as they work to gain the skills they need to live independent lives. The low interest rate environment spurred considerable activity in the mortgage lending area and we originated $83 million in residential mortgages this year, increasing our residential mortgage loan servicing portfolio to $95 million at year-end.

TRUST AND INVESTMENT SERVICES

Our Trust and Investment Services Department ended the year with $237.2 million in assets under administration. Despite strong headwinds from the equity markets, we experienced solid new customer growth in 2002.

Meris J. Bickford, J.D., who oversees tax and estate settlement, was promoted to vice president this year, and we were pleased to welcome Lawrence M. Napoleone, vice president, during the fourth quarter. A certified financial planner, Larry's investment advisory experience complements the legal, employee benefit, and other skills of our professional staff.

Our niche is defined by the personal service and full service financial capabilities we offer our customers. This, along with our investment performance, which significantly exceeded equity benchmarks in 2002, positions us well within our market area.

TRUST ASSETS
(In Millions)


$ 250
$ 200
$ 150
$ 100
$ 50
$136.5
$189.5
$224.8
$234.8
$237.2
1998
1999
2000
2001
2002

RETAIL BANKING

In October we launched a new retail banking initiative, High Performance Checking, with the goal of generating significant deposit growth and associated fee income. The program includes seven new checking accounts, direct mail advertising, Tell-A-Friend referrals and an attractive selection of premium gifts. Preliminary statistics indicate that we are tracking well to our projections, and we will be focusing much of our sales and marketing efforts on this program in 2003.

After ten years of retail banking leadership, Charlie Hart, executive vice president, elected at year-end to transition to a reduced role with the Company in the administrative area. Lynne Spooner, senior vice president of the residential mortgage area for the past ten years, has assumed management of the retail banking function including branch administration, consumer lending and mortgage banking.

DEPOSITS
(In Millions)


$ 200
$ 150
$ 100
$ 50
$ 0
$164.1
$168.6
$200.5
$219.3
$238.9
1998
1999
2000
2001
2002

COMMUNITY BUILDING

Our employees are dedicated to improving life in our communities through hands on volunteer service and positions of leadership on various boards. This year Bill Lucy, executive vice president, chaired the United Way's annual campaign, helping to raise $2.65 million in support of Eastern Maine's most pressing health and human services needs. Included in the campaign total were generous contributions by the Bank and its employees. Along with the United Way, other beneficiaries of employee volunteer hours were many civic and non-profit groups such as: Eastern Maine Target Development; Husson College; St. Joseph Healthcare; Penquis Community Action Program; Good Samaritan Agency; Eastern Maine Healthcare; Ronald McDonald House; and the Bangor YMCA. The Bank's charitable contributions supported many capital campaigns, including those of: Eastern Maine Technical College; the University of Maine Art Museum; the Charles A. Dean Memorial Hospital; the Maine Discovery Museum; Sebasticook Valley Hospital; as well as sponsorships of the National Folk Festival, Bangor Symphony Orchestra, and Challenger Learning Center of Maine.

RETURN ON EQUITY


15%
10%
5%
0%
12.90%
10.58%
11.94%
13.18%
13.93%
1998
1999
2000
2001
2002

LOOKING AHEAD

2003 will be challenging. The Middle East remains unsettled, a war with Iraq appears imminent, and economic indicators are mixed. Closer to home, the regional economy appears relatively stable, our loan credit quality is strong, and we are poised to take advantage of growth opportunities. Continued low interest rate levels, however, will place additional pressure on our net interest margin. We have been very pleased, during another year of market volatility, to see our stock price appreciate and close the year at $15.60 per share, a 42% increase over last year. Building shareholder value continues to be a top priority for the Company. As always, we appreciate your confidence in Merrill Merchants Bancshares, Inc. and look forward to providing any financial services you may need in the future.

Sincerely,

Edwin N. Clift, *President and Chief Executive Officer*

William C. Bullock, Jr., *Chairman*



Edwin N. Clift with William C. Bullock, Jr.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Management's discussion and analysis may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risk and uncertainties which may cause actual results to differ materially from those expressed in forward-looking statements. For a discussion of these risks and uncertainties, see the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002. The Company disclaims any obligation to publically announce future events or developments that may affect the forward-looking statements contained herein.

GENERAL

Merrill Merchants Bancshares, Inc. (Company) owns all of the common stock of Merrill Merchants Bank (Bank). The Bank is a full- service community bank headquartered in Bangor, Maine, providing a wide range of consumer, commercial, and trust and investment services through its eleven locations in central and eastern Maine. In addition, the Bank provides indirect auto and recreational vehicle lending through its consumer finance division.

Merrill Merchants Bank is committed to providing outstanding customer service and building long term banking relationships with customers. Delivery on this commitment through local decision-making and personal service has helped distinguish Merrill Merchants from its competitors. This will continue to be strategically significant as larger banks consolidate and their service delivery channels become more depersonalized.

The Company's goal is to sustain profitable, controlled growth by focusing on increased loan and deposit market share; managing yields on earning assets and rates on interest-bearing liabilities; increasing non-interest income; and being prepared for acquisitions and expansion opportunities within the financial services industry.

REVIEW OF FINANCIAL STATEMENTS

The Company declared a 3% stock dividend both in 2002 and 2001. All financial data included herein has been restated to reflect the impact of the stock dividends.

The discussion and analysis that follows focuses on the factors affecting the Company's financial condition at December 31, 2002, and 2001 and financial results of operations during 2002 and 2001. This discussion should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of the Company's financial condition are based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amount derived from management's estimates and assumptions under different assumptions or conditions.

AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST INCOME

The following table sets forth, for the years indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin. Income from investment securities and net interest income is presented on a tax-equivalent basis by adjusting income and yields earned on tax-exempt securities assuming a federal tax rate of 34%. Accordingly, interest income calculated in accordance with generally accepted accounting principles has been increased by $52,000, $40,000 and $31,000 in 2002, 2001, and 2000, respectively, to reflect the tax equivalent amount.

Year Ended December 31,	2002			2001			2000		
(In Thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
ASSETS:									
Interest-earning assets:									
Loans [1]	$ 202,377	$ 14,959	7.39 %	$ 175,634	$ 15,731	8.96 %	$ 153,411	$ 14,708	9.59 %
Investment securities	67,790	3,399	5.01 %	64,583	3,788	5.87 %	56,159	3,415	6.08 %
Other earning assets	90	1	1.11 %	725	23	3.17 %	1,771	111	6.27 %
Total interest-earning assets	270,257	18,359	6.79 %	240,942	19,542	8.11 %	211,341	18,234	8.63 %
Non-earning assets	17,812			16,484			15,064		
Total assets	$ 288,069			$ 257,426			$ 226,405		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Interest-bearing liabilities:									
Savings deposits and interest-bearing checking	$103,259	1,354	1.31 %	$ 86,596	2,222	2.57 %	$ 80,178	2,867	3.58 %
Certificates of deposit	87,393	3,653	4.18 %	82,160	4,534	5.52 %	74,223	4,318	5.82 %
Securities sold under agreement to repurchase	17,096	240	1.40 %	16,453	529	3.22 %	13,055	612	4.69 %
Short-term borrowings	3,822	65	1.70 %	4,220	186	4.41 %	2,989	188	6.29 %
Long-term borrowings	9,933	532	5.36 %	8,302	489	5.89 %	2,938	192	6.54 %
Total interest-bearing liabilities	221,503	5,844	2.64 %	197,731	7,960	4.03 %	173,383	8,177	4.72 %
Other liabilities	38,965			35,000			31,080		
Shareholders' equity	27,601			24,695			21,942		
Total liabilities and shareholders' equity	$ 288,069			$ 257,426			$ 226,405		
Net interest income		$ 12,515			$ 11,582			$ 10,057	
Net interest rate spread			4.15 %			4.08 %			3.91 %
Net interest margin			4.63 %			4.81 %			4.76 %

(1) *Loans include portfolio loans, loans held for sale and nonperforming loans, but unpaid interest on nonperforming loans has not been included for purposes of determining interest income.*

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table presents the changes in interest income and expense attributable to changes in interest rates, changes in volume and changes in rate/volume for interest-earning assets and interest-bearing liabilities. Tax-exempt income is calculated on a tax-equivalent basis assuming a federal tax rate of 34%. Accordingly, interest income calculated in accordance with generally accepted accounting principles has been increased by $52,000 in 2002 and $40,000 in 2001 to reflect the tax equivalent amount.

Year Ended December 31,	2002				2001			
(In Thousands)	Increase (Decrease) Due to Change in:				Increase (Decrease) Due to Change in:			
	Volume	Rate	Rate/Volume	Total	Volume	Rate	Rate/Volume	Total
INTEREST-EARNING ASSETS:								
Loans	$ 2,395	$ (2,749)	$ (418)	$ (772)	$ 2,131	$ (967)	$ (141)	$ 1,023
Investment securities	188	(550)	(27)	(389)	512	(121)	(18)	373
Other earning assets	(20)	(15)	13	(22)	(66)	(55)	33	(88)
Total interest income	2,563	(3,314)	(432)	(1,183)	2,577	(1,143)	(126)	1,308
INTEREST-BEARING LIABILITIES:								
Savings deposits and interest-bearing checking	428	(1,086)	(210)	(868)	229	(810)	(64)	(645)
Certificates of deposit	289	(1,100)	(70)	(881)	462	(222)	(24)	216
Securities sold under agreement to repurchase	21	(298)	(12)	(289)	159	(192)	(50)	(83)
Short-term borrowings	(18)	(114)	11	(121)	77	(56)	(23)	(2)
Long-term borrowings	96	(44)	(9)	43	351	(19)	(35)	297
Total interest expense	816	(2,642)	(290)	(2,116)	1,278	(1,299)	(196)	(217)
Change in net interest income	$ 1,747	$ (672)	$ (142)	$ 933	$ 1,299	$ 156	$ 70	$ 1,525

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimate and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of probable losses. The use of different estimates or assumptions could produce different provisions for loan losses.

RESULTS OF OPERATIONS

Overview

The Company ended 2002 with consolidated assets of $307.3 million representing growth of $29.1 million or 10%. Asset growth was attributable to strong loan demand in both the commercial and residential mortgage areas. The Company reported net income of $3.8 million or $1.31 per basic share and $1.18 per diluted share in 2002, as compared to $3.3 million or $1.16 per basic share and $1.01 per diluted share in 2001. This represented earnings growth of $591,000 or 18%. Return on average assets increased to 1.33% in 2002 compared to 1.26% in 2001, and return on average equity increased to 13.93% in 2002 from 13.18% in 2001.

Net Interest Income

The Company's primary source of operating income is net interest income. Net interest income on a taxable equivalent basis was $12.5 million for 2002 and $11.6 million for 2001. Net interest income is the difference between the income earned on earning assets and the interest paid on interest-bearing liabilities. Both net interest income and the net interest margin, which is net interest income expressed as a percentage of average earning assets, are affected by the volume and mix of earning assets and interest-bearing liabilities and the interest rates earned or paid on them. Net interest income increased by $933,000 or 8%, on a taxable equivalent basis, in 2002 compared to 2001. This increase was due to growth in the loan portfolio which was reduced by a decline in the Company's net interest margin to 4.63% for 2002 compared to 4.81% for 2001. The Federal Reserve reduced the Federal Funds rate twelve times in the past two years for a total reduction of 5.25%. The Federal Funds rate, as set by the Federal Reserve, averaged 1.67% in 2002 and 3.90% in 2001.

Interest income on a taxable equivalent basis was $18.4 million in 2002, a 6% decrease from 2001. The decrease was driven by a decline in the yield on average earning assets to 6.79% in 2002 from 8.11% in 2001 which was offset by growth in the average earning assets of $29.3 million or 12%.

Interest expense decreased to $5.8 million in 2002 from $8.0 million in 2001, representing a 27% decrease. This decrease was a result of a decline in the cost of funds to 2.64% in 2002 from 4.03% in 2001 which was offset by growth in average interest-bearing liabilities of $23.8 million or 12%.

Management currently anticipates that net interest income will continue to increase in 2003 due to expected growth in earning assets (primarily loans), although a continued decline in the net interest margin is expected due to industry-wide pricing pressure on loans and deposits and the Federal Funds rate remaining at historically low levels (currently 1.25%).

Non-Interest Income

Non-interest income was $4.0 million for 2002 compared to $3.3 million for 2001. The $664,000 or 20% increase was primarily driven by the increase in gain on mortgage loan sales of $475,000 in 2002. The Company experienced growth in most fee income categories with increases in ATM fees of 35%, service charges on business accounts of 31%, and overdraft fees of 38%. A decline in merchant processing fees of $133,000 or 25% is the result of the Company exiting this line of business.

Gain on the sale of mortgage loans increased to $796,000 for 2002 compared to $321,000 for 2001 due to the record level mortgage refinances resulting from the favorable interest rate environment nationally. The Company's portfolio of residential mortgages serviced for secondary market investors at December 31, 2002 of $95.1 million increased by $16.0 million, or 20%, from December 31, 2001.

Trust fees increased 6% to $1.1 million in 2002. The market value of client assets under administration increased $2.4 million to $237.2 million at December 31, 2002 compared with trust assets of $234.8 million at December 31, 2001. The increase in trust assets was achieved through new business development as market conditions remained volatile during the year.

The generation of mortgage sale gains and trust fees is dependent on the market and economic conditions and, as a result, there can be no assurance that income levels reported in prior periods can be achieved in the future.

Non-Interest Expense

Non-interest expense was $10.2 million for 2002 compared to $9.5 million in 2001. The $737,000 or 8% increase was primarily related to the increase in salaries and employee benefits of $452,000 and the increase in other expenses of $146,000. The Company's efficiency ratio (non-interest expense divided by the sum of net interest income and other income) improved to 62.1% for 2002 compared to 63.8% for 2001.

Salaries and employee benefits expense increased 9% to $5.5 million for 2002. The 2002 increase was a result of normal annual salary increases and additional staffing required as a result of asset growth and market expansion. Other non-interest expense increased 6% for 2002 reflecting increases in professional fees and marketing expenses related to a new retail banking initiative which was offset by a decline in merchant processing expense of $132,000 related to the Company exiting this line of business.

Annual operating expenses are also expected to increase in future periods due to future branching, product expansion and the new retail banking marketing program.

BALANCE SHEET REVIEW

Loans

The Bank offers a broad range of personal and business loan products. Total loans (which excludes loans held for sale) of $214.7 million grew $26.6 million or 14% from December 31, 2001. Real estate lending was strong in 2002 with residential mortgages increasing 15% to $40.4 million and construction lending doubling to $13.4 million at December 31, 2002. Commercial loan balances increased 26% in 2002 to $55.0 million while consumer and home equity loans increased 7% to $35.8 million at year-end.

The average yield on loans decreased to 7.39% in 2002 from 8.96% in 2001. This decrease is the result of lower interest rates in 2002 (the prime rate average was 4.67% for 2002 and 6.91% for 2001). Management anticipates pressure on yields on loans due to sustained lower interest rates in 2003 and increased competition from banks and non-traditional credit providers.

Investment Securities

The investment portfolio provides liquidity, diversification and investment income to the Company. The investment portfolio represents 22% of the Company's total assets. The portfolio is comprised primarily of U.S. Government agencies and collateralized mortgage obligations. Substantially all of the Company's securities are AAA or equivalently rated. Total investment securities decreased in 2002 by $2.7 million or 4% to $68.9 million at December 31, 2002. Mortgage-backed securities and collateralized mortgage obligations represent 49% of the investment portfolio while U.S. Government agency securities and money market funds represent 35%. The average yield on the investment portfolio decreased to 5.01% in 2002 compared to 5.87% in 2001 as a result of maturing investments being reinvested at lower interest rates.

Deposits

Deposits are the major source of the Company's funds for lending, investing and other general business purposes. Deposits are attracted principally from within the Company's primary market area through the offering of a broad variety of deposit products, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more) and retirement savings plans. In addition, the Company uses deposits obtained through investment banking firms which obtain funds from their customers for deposit with the Company ("brokered deposits").

In 2002, total deposits increased by $19.5 million to $238.9 million, a 9% increase over 2001. Comparing year-end balances in 2002 to 2001, checking accounts increased 4%, money market accounts grew 23% and savings accounts increased 6%. Core deposits have increased from a year ago as customers remain hesitant to invest their funds long-term in the current interest rate environment. Certificate of deposit (CD) balances increased $8.2 million due to $14.5 million growth in brokered CD's which was offset by a decline in retail CD's of $6.3 million.

Due to the low interest rate environment, the average yield on savings deposits and interest-bearing checking accounts decreased to 1.31% in 2002 from 2.57% in 2001 and the average yield on certificates of deposit decreased to 4.18% in 2002 from 5.52% in 2001.

The Company's focus on quality customer service contributed to the deposit growth in 2002. In addition, in October we launched a new retail banking initiative, High Performance Checking, with the goal of generating significant deposit growth and associated fee income. The program includes seven new checking accounts, direct mail advertising, Tell-A-Friend referrals and an attractive selection of premium gifts. The Company continues to develop consumer and commercial deposit relationships through referrals and additional contacts within its market area.

Borrowings

Borrowings supplement deposits as a source of liquidity. Borrowed funds consist mainly of securities sold under agreement to repurchase and advances from the Federal Home Loan Bank (FHLB). Total borrowings were $36.9 million at December 31, 2002 compared to $29.8 million at December 31, 2001, an increase of $7.1 million. Other short-term borrowings include federal funds purchased, commercial lines of credit, Treasury tax and loan deposits and interest-bearing demand notes due to the U.S. Treasury.

ASSET QUALITY

Management seeks to maintain a high quality of assets through prudent underwriting and sound lending practices. Approximately 25% of the Company's loan portfolio is collateralized by first liens on primarily owner-occupied residential homes which have historically carried a relatively low credit risk. The Bank also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

The Bank participates in government guaranteed loan programs including the Small Business Administration ("SBA"), Rural Development ("RD") and the Finance Authority of Maine ("FAME"). At December 31, 2002, loans under these programs totaled $13.3 million of which $9.8 million, or 5% of the total loan portfolio outstanding, is guaranteed by the various federal and state government entities.

The Bank continues to focus on asset quality issues and emphasizes loan review and underwriting procedures. The Bank utilizes the services of a consultant, M&M Consulting, LLC (a joint venture owned 50% by the Bank), to perform periodic loan and documentation review. Management has established a risk rating and review process with the objective of quickly identifying, evaluating and initiating necessary corrective action for all commercial and commercial real estate loans. The goal of the risk rating process is to address the watch list, substandard and non-performing loans, as early as possible. These components of risk management are integral elements of the Bank's loan program which have contributed to the loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in attempting to anticipate the potential effects of uncertain economic conditions (both locally and nationally).

Nonperforming Assets

Nonperforming assets consist of non-accrual loans, other loans past due over 90 days and other real estate owned. Total nonperforming assets as a percentage of total assets remained consistent at .25% or $766,000 at December 31, 2002, compared to .26% or $728,000 at December 31, 2001.

Loans are placed on non-accrual status when, in the judgment of management, principal repayment is doubtful, whether current or past due. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, interest is generally not accrued on loans past due 90 days or more. The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest, future payments are no longer in doubt, and the loan has been performing for at least six consecutive months.

Provision and Allowance for Loan Losses

The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was $453,000 for 2002 and $474,000 for 2001, a decrease of $21,000 or 4%. The allowance for loan losses represented 1.53% of loans outstanding at December 31, 2002, compared to 1.59% at December 31, 2001. Net charge-offs were $144,000 during 2002 or .07% of average loans outstanding, compared to $146,000 in 2001 or .08%. The portion of the allowance for loan losses allocated to commercial and commercial real estate loans increased in 2002 due to growth in the loan balances combined with an enhancement to the risk rating system. The risk rating system was expanded from seven to eight ratings based on the changing characteristics of the loan portfolio and improved classification of loans classified as "watch". The low level of net loan charge-offs is indicative of the Company's loan quality and credit administration standards and the generally stable economic environment existing in the Company's primary market area.

The allowance for loan losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans deemed uncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. A high degree of judgment is necessary to determine the appropriate level of allowance for loan losses and requires management's ongoing evaluation of adequacy. The adequacy of the loan loss allowance is determined by use of a risk rating system. The evaluation process includes, among other things, industry standards, management's experience, the Bank's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the final determinations.

Future provisions for loan losses depend on such factors as asset quality, net loan charge-offs, loan growth and other criteria discussed above. The appropriate level of the allowance for loan losses and the corresponding provision will continue to be determined quarterly. Management anticipates that there will be a provision for loan losses in 2003; however, the specific amount cannot be determined at this time. Changes in circumstances affecting the various factors of the Company's methodology will determine the provision amount in 2003.

ASSET/LIABILITY MANAGEMENT

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by the Board of Directors that are reviewed and approved annually.

The Board of Directors delegates responsibility for carrying out the asset/liability management policies to its Asset/Liability Committee (ALCO). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change, thereby impacting net interest income ("NII"), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income earned and interest expense incurred on all interest-earning assets and interest-bearing liabilities reflected in the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one-year horizon, assuming no asset growth, given a 200 basis point (bp) upward and a 100 bp downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed. The following reflects the Company's NII sensitivity analysis as measured during the fourth quarter of 2002.

Rate Change	Estimated Change in NII
+200bp	3.8%
-100bp	(3.9%)

The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including, among others, the nature and timing of interest rate levels, yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment/replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Liquidity

Liquidity represents the ability to meet both asset growth and deposit withdrawals. Many factors affect a company's ability to meet liquidity needs, including changes in the markets served, its asset-liability mix, its reputation and credit standing in the market and general economic conditions. In addition to traditional in-market deposit sources, the Company has other sources of liquidity, including proceeds from maturing investment securities and loans, the sales of investment securities, Federal Funds through correspondent bank relationships, brokered deposits and FHLB borrowings. Additional liquidity is available in the loan portfolio through sale of residential mortgages and the guaranteed portion of SBA loans. Management believes that the current level of liquidity is sufficient to meet current and future funding requirements.

CAPITAL

At December 31, 2002, shareholders' equity totaled $28.4 million or 9.2% of total assets, as compared to $26.0 million or 9.3% at December 31, 2001. The net increase in shareholders' equity was attributable to: net income of $3.8 million; stock option exercises and the related tax benefit of $957,000; conversion of mandatory convertible debentures of $300,000, less share repurchases of $1.4 million; and $1.2 million in cash dividends.

Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios. The Company's risk based capital ratios for Tier 1 and Tier 2 Capital (as defined by federal banking agency regulations) at December 31, 2002 of 13.10% and 14.35%, respectively, exceed regulatory guidelines for capital adequacy. The Company's Tier 1 and Tier 2 risk based capital ratios at December 31, 2001 were 13.69% and 15.11%, respectively. The Bank is also subject to federal regulatory capital requirements. At December 31, 2002, the Bank was deemed to be "well capitalized" under the applicable regulations.

In October 2002, both the mandatory convertible debentures and convertible cumulative preferred stock were converted to common stock. These conversions resulted in additional capital of $300,000 and the issuance of 305,907 shares of common stock.

During 2002, the Company repurchased 91,949 shares of common stock at an average price of $15.32. In October 2002, the Board of Directors approved a third stock repurchase program authorizing the Company to repurchase up to 159,493 shares of the Company's common stock. As of December 31, 2002, 11,507 shares had been repurchased under the third repurchase program. Shares are being repurchased into treasury for the purpose of funding the expected exercise of stock options pursuant to the Company's stock option plan and for other corporate purposes.

IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," became effective on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement on January 1, 2002. See Note 1 of the Company's Notes to Financial Statements for the effect of the new statement in 2002 and pro forma effect for 2001 on page 22. SFAS No. 144 provides guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. These statements are expected to have no material impact on the Company's consolidated financial condition and results of operations.

Statement of Position (SOP) 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others," was issued in December 2001. The SOP is effective for financial statements issued for the fiscal years beginning after December 15, 2001. The SOP reconciles and conforms the accounting and financial reporting provisions established by various Audit and Accounting Industry Guides. Adoption of this statement did not affect the Company's consolidated financial condition and results of operations.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", contains enhanced disclosure requirements for stock- based compensation. Adoption of the Statement in 2002 had no impact on the Company's consolidated financial condition and results of operations.

MARKET FOR COMMON STOCK

Market prices (as quoted by Nasdaq) and cash dividends paid, per share of the Company's common stock, by calendar quarter for the past two years are listed below. Per share data information has been adjusted to reflect the 3% stock dividends in both 2002 and 2001, respectively.

	Dividends Declared	Market Prices	
2002 Quarters	Per Share	High	Low
Fourth	$ 0.11	$ 16.07	$ 15.45
Third	0.10	16.25	15.01
Second	0.10	16.14	14.25
First	0.09	14.70	10.97

	Dividends Declared	Market Prices	
2001 Quarters	Per Share	High	Low
Fourth	$ 0.09	$ 11.17	$ 10.12
Third	0.08	10.83	9.71
Second	0.07	10.68	10.08
First	0.06	10.84	8.96

As of December 31, 2002, the Company had approximately 1,000 shareholders of record and 3,116,263 shares outstanding.

There are regulatory limitations on the Company's ability to pay dividends depending on the dividends it receives from its subsidiary, Merrill Merchants Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements and the overall health of the institution. See notes 14 and 17 of the notes to the consolidated financial statements for a discussion of the Company's capital and the Bank's regulatory matters, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders

Merrill Merchants Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Merrill Merchants Bancshares, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Merchants Bancshares, Inc. and Subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

BERRY DUNN MCNEIL & PARKER
Bangor, Maine

January 10, 2003

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In Thousands, Except Number of Shares and per Share Data)

ASSETS	December 31, 2002	December 31, 2001
Cash and due from banks	$ 14,210	$ 9,789
Interest-bearing deposits with banks	57	55
Total cash and cash equivalents	14,267	9,844
Investment securities – available for sale	68,867	71,607
Loans held for sale	1,220	1,060
Loans receivable	214,729	188,080
Less allowance for loan losses	3,295	2,986
Net loans receivable	211,434	185,094
Other real estate owned	151	221
Properties and equipment, net	3,537	3,674
Cash surrender value of life insurance	3,591	2,900
Deferred income tax benefit	646	505
Accrued income and other assets	3,603	3,292
Total assets	$ 307,316	$ 278,197
LIABILITIES AND SHAREHOLDERS' EQUITY		
Demand deposits	$ 40,951	$ 39,242
Savings and NOW deposits	106,021	96,416
Certificates of deposit	91,885	83,651
Total deposits	238,857	219,309
Securities sold under agreements to repurchase (term and demand)	19,236	19,138
Other borrowed funds	17,696	10,654
Accrued expenses and other liabilities	3,139	2,811
Mandatory convertible debentures	–	300
Total liabilities	278,928	252,212
Commitments (Notes 7, 8, 13, 17 and 18)		
Shareholders' equity		
Convertible cumulative preferred stock, par value $1; authorized 50,000 shares, issued and outstanding 19,566 shares in 2001	–	20
Common stock, $1 par value; 4,000,000 shares authorized; shares issued 3,194,497 and outstanding 3,116,263 in 2002; and shares issued 2,741,232 and outstanding 2,667,217 in 2001	3,194	2,741
Capital surplus	20,381	18,794
Retained earnings	5,498	4,601
Accumulated other comprehensive income		
Unrealized gain on securities available for sale, net of tax of $276 and $294 in 2002 and 2001, respectively	536	600
Treasury stock, at cost—78,234 shares in 2002 and 74,015 shares in 2001	(1,221)	(771)
Total shareholders' equity	28,388	25,985
Total liabilities and shareholders' equity	$ 307,316	$ 278,197

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Number of Shares and per Share Data)

	Years ended December 31, 2002	2001
Interest and dividend income		
Interest and fees on loans	$14,959	$15,731
Interest on investment securities	3,090	3,520
Dividends on investment securities	257	228
Interest on federal funds sold	1	23
Total interest and dividend income	18,307	19,502
Interest expense		
Interest on deposits	5,007	6,756
Interest on borrowed funds	837	1,204
Total interest expense	5,844	7,960
Net interest income	12,463	11,542
Provision for loan losses	453	474
Net interest income after provision for loan losses	12,010	11,068
Other income		
Service charges on deposit accounts	858	691
Other service charges and fees	944	964
Trust fees	1,075	1,010
Net gain on sale of mortgage loans	796	321
Net (loss) gain on investment securities	(30)	37
Other	320	276
Total other income	3,963	3,299
Other expense		
Salaries and employee benefits	5,452	5,000
Occupancy expense	825	776
Equipment expense	716	686
Data processing	558	498
Other	2,654	2,508
Total other expense	10,205	9,468
Income before income taxes	5,768	4,899
Income tax expense	1,923	1,645
Net income	$ 3,845	$ 3,254
Per share data		
Basic earnings per common share	$ 1.31	$ 1.16
Diluted earnings per common share	$ 1.18	$ 1.01

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands, Except Number of Shares and per Share Data)

	Convertible Cumulative Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Securities Available for Sale	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2000	$ 20	$ 2,661	$ 17,958	$ 3,436	$ 9	$ (792)	$ 23,292
Net income	–	–	–	3,254	–	–	3,254
Change in unrealized gain on securities available for sale, net of deferred income taxes of $290	–	–	–	–	591	–	591
Total comprehensive income	–	–	–	3,254	591	–	3,845
Common stock options exercised, 45,085 shares	–	–	–	(343)	–	475	132
3% common stock dividend declared	–	80	778	(858)	–	–	–
Treasury stock purchased (42,319 shares at an average price of $10.72)	–	–	–	–	–	(454)	(454)
Tax benefit related to exercise of stock options	–	–	58	–	–	–	58
Common stock cash dividend declared, $.31 per share	–	–	–	(826)	–	–	(826)
Convertible cumulative preferred stock dividends declared, $3.18 per share	–	–	–	(62)	–	–	(62)
Balance at December 31, 2001	$ 20	$ 2,741	$ 18,794	$ 4,601	$ 600	$ (771)	$ 25,985
Net income	–	–	–	3,845	–	–	3,845
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $18	–	–	–	–	(64)	–	(64)
Total comprehensive income	–	–	–	3,845	(64)	–	3,781
Common stock options exercised, 153,424 shares	–	65	185	(519)	–	959	690
3% common stock dividend declared	–	82	1,121	(1,205)	–	–	(2)
Treasury stock purchased (91,949 shares at an average price of $15.32)	–	–	–	–	–	(1,409)	(1,409)
Tax benefit related to exercise of stock options	–	–	267	–	–	–	267
Common stock cash dividend declared, $.40 per share	–	–	–	(1,192)	–	–	(1,192)
Conversion of cumulative preferred stock and mandatory convertible debentures to common stock	(20)	306	14	–	–	–	300
Convertible cumulative preferred stock dividends declared, $1.63 per share	–	–	–	(32)	–	–	(32)
Balance at December 31, 2002	$ –	$ 3,194	$ 20,381	$ 5,498	$ 536	$ (1,221)	$ 28,388

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,845	$ 3,254
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	504	458
Amortization	436	483
Net amortization (accretion) on investment securities	44	(102)
Deferred income taxes	(113)	(181)
Provision for loan losses	453	474
Net gain on sale of mortgage loans, investment securities, and properties and equipment	(332)	(308)
Net change in:		
Loans held for sale	(160)	(233)
Deferred loan fees	10	66
Accrued income and other assets	(342)	163
Accrued expenses and other liabilities	328	277
Net cash provided by operating activities	4,673	4,351
CASH FLOWS FROM INVESTING ACTIVITIES		
Net loans made to customers	(26,944)	(22,805)
Acquisition of properties and equipment and computer software	(420)	(571)
Purchase of investment securities available for sale	(111,316)	(129,387)
Proceeds from sales and maturities of investment securities available for sale	113,902	118,485
Proceeds from sale of other real estate owned	217	314
Acquisition of life insurance policies	(535)	—
Net cash used in investing activities	(25,096)	(33,964)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand, savings and NOW deposits	11,314	14,474
Net increase in certificates of deposit	8,234	4,384
Net increase in securities sold under agreements to repurchase	98	4,970
Net increase (decrease) in other borrowed funds	8,138	(2,556)
Long-term advances from the Federal Home Loan Bank	3,746	8,000
Payments of long-term advances	(4,842)	(698)
Dividends paid on convertible cumulative preferred stock and common stock	(1,123)	(648)
Proceeds from stock issuance	690	132
Purchase of treasury stock	(1,409)	(454)
Net cash provided by financing activities	24,846	27,604
Net increase (decrease) in cash and cash equivalents	4,423	(2,009)
Cash and cash equivalents, beginning of year	9,844	11,853
Cash and cash equivalents, end of year	$14,267	$ 9,844
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$5,823	$ 8,044
Transfers to other real estate owned	141	456
Income tax paid	1,914	1,718

The accompanying notes are an integral part of these consolidated financial statements.

MERRILL MERCHANTS BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Presented in Thousands, except Number of Shares and per Share Data)

1. Summary of Significant Accounting Policies

The accounting and reporting policies conform to U.S. generally accepted accounting principles and to general practice within the banking industry. The following is a summary of the significant accounting and reporting policies.

Nature of Business

Merrill Merchants Bancshares, Inc. (Company) is a financial holding company that owns all of the common stock of Merrill Merchants Bank (Bank). The Bank operates branches in Bangor (three offices), Brewer, Holden, Milford, Newport, Orono, Orrington, Pittsfield, and Waterville, Maine.

The Bank's lending activities are conducted principally in central Maine. The Bank grants single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by the Bank are either collateralized by real estate or guaranteed by federal and local governmental authorities. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

Maine Acceptance Corporation (MAC), formerly a separate subsidiary of the Company, was merged into the Bank effective March 29, 2002. MAC, located in Bangor, Maine, provides indirect auto and recreational vehicle lending, as well as other types of loans, including personal unsecured, recreational vehicle, automobile, mobile home, and home equity loans.

The Bank is under the supervision of the Board of Governors of the Federal Reserve System and the Maine Bureau of Banking, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the fullest extent permitted by law.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the carrying value of other real estate owned, management obtains independent appraisals for significant properties.

Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Merrill Merchants Bancshares, Inc. and its wholly-owned subsidiaries, Merrill Merchants Bank, a state-chartered bank, and Maine Acceptance Corporation. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking and financing activities, no additional disclosure standards are required by the Statement.

Investment Securities

Investment debt securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of income taxes, are recognized as direct increases or decreases in shareholders' equity. Market values of securities are obtained from independent market sources. Cost of securities sold is recognized using the specific identification method.

Premiums are amortized and discounts are accreted using methods approximating the interest method.

Loans Held for Sale

Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains or losses on sales of loans are recognized at the time of sale and are based upon the difference between the selling price and the carrying amount of loans sold.

Other Real Estate Owned

Other real estate owned (OREO) includes real estate and repossessed personal property held for sale which have been acquired principally through foreclosure or a similar conveyance of title. Real estate may be considered to be in-substance foreclosed and included in OREO prior to the conveyance of title when specific criteria are met. Both foreclosed and in-substance foreclosed real estate, as well as repossessed personal property, are carried at the lower of their recorded amounts or fair value less estimated costs of disposal. Any write-downs at, or prior to, the dates of acquisition are charged to the allowance for loan losses. Subsequent write-downs are recorded in other expense. Expenses incurred in connection with holding such assets and gains and losses upon sale are included in other expense or other income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due or the loan becomes past due 90 days or more unless the credit is well-secured and in process of collection. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans 30 days or more past due are considered delinquent.

The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. Loans deemed uncollectible are charged to the allowance. The allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, is at a level at each reporting date to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable. The ongoing evaluation process includes a formal analysis of the allowance each quarter, which considers, among other factors, the character and size of the loan portfolio, business and economic conditions, loan growth, delinquency trends, charge-off experience and other asset quality factors. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examinations.

Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral. Management takes into consideration impaired loans in determining the appropriate level of allowance for loan losses.

Loan Servicing

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on loan type, investor type, and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Properties and Equipment

Properties and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed on the straight-line method and by accelerated methods over the estimated useful lives of the assets.

Goodwill

Effective January 1, 2002, the Company discontinued amortization of goodwill in accordance with SFAS Nos. 142 and 147. Prior to 2002, goodwill was being amortized using the straight-line method over seven and fifteen years. In accordance with SFAS No. 142, goodwill will be reviewed for impairment on an annual basis and if certain conditions occur.

Loan Origination Fees and Costs

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Income Taxes

The Company records deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, letters of credit and unadvanced commitments under commercial and home equity lines of credit, credit cards, and overdraft protection accounts. Such financial instruments are recorded in the consolidated financial statements when funded.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and due from banks, and interest-bearing deposits with banks.

Earnings Per Share

The basic earnings per share computation is based upon the weighted-average number of shares of stock outstanding during the period. Potential common stock is considered in the calculation of weighted-average shares outstanding for diluted earnings per share.

The Company declared a 3% stock dividend in 2002 and 2001. Earnings and cash dividends per share and weighted-average shares outstanding have been retroactively restated to reflect the stock dividends.

Stock Options

Under the Employee and Director Stock Option Plan, the incentive stock option plan (ISO) for officers and employees and the nonstatutory stock option plan (Non-ISO) for directors provide for the issuance of up to 741,082 shares of common stock. The purchase price of the stock covered by each option shall be its fair market value, which must be equal to at least 100% of the book value of common stock, on the date such option is granted. Options granted through 1997 were subject to an initial vesting period which ended on December 31, 1997, after which options become exercisable until May 26, 2003. Options granted after 1997 were granted subject to an initial vesting period of one, two, or three years, after which options become exercisable until ten years from the grant date.

The Company accounts for these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method described in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's 2002 and 2001 net income and earnings per share would have been reduced to the pro forma amounts indicated below.

			Earnings per Share			
	Net Income		Basic		Diluted	
(In thousands, except for per-share data)	2002	2001	2002	2001	2002	2001
Net income, as reported	$ 3,845	$ 3,254	$ 1.31	$ 1.16	$ 1.18	$ 1.01
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of deferred income taxes	(16)	(25)	—	(0.01)	(0.01)	(0.01)
Pro forma net income	$ 3,829	$ 3,229	$ 1.31	$ 1.15	$ 1.17	$ 1.00

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for all grants in 2002 and 2001: dividend yield of 2.56% in 2002 and 2.74% in 2001, risk-free interest rate of 4.4% in 2002 and 3.0% in 2001, expected lives of three years in 2002 and two years in 2001, and expected volatility of 20% in 2002 and 23% in 2001.

Impact of Recently Issued Accounting Standards

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," are effective on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceased upon adoption of the Statement on January 1, 2002. SFAS No. 147, "Acquisitions of Certain Financial Institutions," amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," to exclude from its scope most acquisitions of financial institutions. Such transactions should be accounted for in accordance with SFAS No. 141, "Business Combinations." The Company adopted SFAS No. 147 during 2002, and ceased amortization of goodwill with a carrying value of $422 as of January 1, 2002. The effect of the new statement on 2002 and pro forma effect for 2001 was as follows:

			Earnings per Share			
	Net Income		Basic		Diluted	
	2002	2001	2002	2001	2002	2001
(in thousands, except for per-share data)						
Net income before adoption of SFAS No. 147	$3,793	$3,254	$1.30	$1.16	$1.16	$1.01
Add back goodwill amortization, net of deferred income taxes	52	—	0.01	—	0.02	—
Net income, as reported	3,845	3,254	1.31	1.16	1.18	1.01
Add back goodwill amortization, net of deferred income taxes	—	52	—	0.02	—	0.02
Adjusted net income	$3,845	$3,306	$1.31	$1.18	$1.18	$1.03

SFAS No. 144 provides guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. Adoption of this statement had no material impact on the Company's consolidated financial condition and results of operations.

Statement of Position (SOP) 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others," was issued in December 2001. The SOP is effective for financial statements issued for the fiscal years beginning after December 15, 2001. The SOP reconciles and conforms the accounting and financial reporting provisions established by various Audit and Accounting Industry Guides. Adoption of this statement did not affect the Company's consolidated financial condition and results of operations.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", contains enhanced disclosure requirements for stock-based compensation. Adoption of the Statement in 2002 had no impact on the Company's consolidated financial condition and results of operations.

2. Cash and Cash Equivalents

The Federal Reserve Board requires the Bank to maintain a rolling average compensating balance of $400 in amounts on deposit. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to these accounts.

3. Investment Securities Available for Sale

The amortized cost of investment securities as shown in the consolidated statements of financial condition and their approximate fair values at December 31, 2002, and 2001 were as follows:

December 31, 2002	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$33,134	$533	$(7)	$33,660
U.S. Government agencies and corporations	11,520	230	—	11,750
U.S. Government and agency money market funds	11,935	—	—	11,935
Certificates of deposit	4,158	—	—	4,158
State and local government debt securities	2,925	—	—	2,925
Other securities	4,382	93	(36)	4,439
	$68,054	$856	$(43)	$68,867

December 31, 2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$38,123	$733	$(172)	$38,684
U.S. Government agencies and corporations	17,050	366	(40)	17,376
U.S. Government agency money market funds	3,130	—	—	3,130
Certificates of deposit	4,457	—	—	4,457
State and local government debt securities	5,254	—	—	5,254
U.S. Treasury securities	1,000	30	—	1,030
Other securities	1,699	—	(23)	1,676
	$70,713	$1,129	$(235)	$71,607

At December 31, 2002 and 2001, investment securities with amortized cost of $34,081 and $33,848 and fair value of $34,652 and $34,727, respectively, were pledged to secure public deposits, Treasury, tax and loan deposits, securities sold under agreements to repurchase and borrowings and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities at December 31, 2002, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 6,634	$ 6,662
Due from one to five years	11,140	11,362
Due from five to ten years	13,713	13,920
Due after ten years	20,250	20,549
	$ 51,737	$ 52,493

Mortgage-backed securities and collateralized mortgage obligations are allocated among the above maturity groupings based on their final maturity dates.

During 2002 and 2001, the Company sold investment securities available for sale for total proceeds of $82,055 and $92,402, respectively. The sales resulted in gross realized losses of $30 for 2002 and gross realized gains of $37 for 2001.

4. Loans Receivable

The components of loans receivable were as follows:

	2002	2001
Commercial	$ 55,024	$ 43,533
Commercial real estate	70,247	69,303
Construction	13,379	6,678
Residential real estate	40,362	35,040
Home equity	19,889	17,675
Consumer	15,932	15,945
Less deferred loan fees	(104)	(94)
Total	$ 214,729	$ 188,080

As of December 31, 2002 and 2001, nonaccrual loans were $432 for each year. Interest foregone was $36 for 2002 and $30 for 2001. Accruing loans which are 90 days past due or more totaled $169 and $75 at December 31, 2002 and 2001, respectively.

Impaired loans recorded in conformity with SFAS No. 114, as amended by SFAS No. 118, totaled $333 and $420 at December 31, 2002, and 2001, respectively. The total allowance for loan losses related to these loans was $33 and $189 at December 31, 2002, and 2001, respectively. The average balance of outstanding impaired loans was $272 and $460 for 2002 and 2001, respectively. Interest income recognized for cash payments on impaired loans during 2002 and 2001 was not material to the consolidated financial statements.

5. Allowance for Loan Losses

An analysis of the allowance for loan losses at December 31, 2002, and 2001 is as follows:

	2002	2001
Balance at beginning of year	$ 2,986	$ 2,658
Add: Provision for loan losses	453	474
Recoveries of previous charge-offs	45	38
Less: Loans charged off	(189)	(184)
Balance at end of year	$ 3,295	$ 2,986

6. Mortgage Servicing

The Bank services residential mortgage loans sold to investors under nonrecourse agreements amounting to $95,095 and $79,073 at December 31, 2002, and 2001, respectively. Mortgage servicing rights of $423 and $340 are capitalized and recorded at their estimated fair value at December 31, 2002, and 2001, respectively and are included in other assets. Mortgage servicing rights of $361 and $270 were capitalized in 2002 and 2001, respectively and amortization of mortgage servicing rights was $278 in 2002 and $243 in 2001.

7. Properties and Equipment

Properties and equipment are comprised of the following:

	2002	2001
Land and land improvements	$ 559	$ 559
Bank premises	2,332	2,327
Furniture and equipment	2,985	2,796
Leasehold improvements	320	308
Total cost	6,196	5,990
Less accumulated depreciation	2,659	2,316
Net properties and equipment	$ 3,537	$ 3,674

Certain Bank facilities and equipment are leased under various operating leases. Rental expense was approximately $309 for 2002 and $289 for 2001. Future minimum rental commitments under noncancelable leases at December 31, 2002 are:

2003	$285
2004	258
2005	154
2006	137
2007	111
Total	$945

8. Employee Benefit Plans

The Company has established a defined contribution pension plan under Section 401(k) of the Internal Revenue Code. Plan participants, who consist of all employees meeting minimum age and service requirements who elect to participate, are permitted to contribute a percentage of their wages to the plan on a pre-tax basis. The Company matches a portion of each employee's contribution, resulting in an expense of $101 and $90 for 2002 and 2001, respectively.

In 1997, the Company adopted a nonqualified supplemental executive retirement plan for the benefit of key employees. The plan was restructured and amended in 2000. Life insurance policies were acquired to generate income to offset the cost of the plan. During 2002, additional life insurance policies acquired totaled $535. The amount of each annual benefit is indexed to the financial performance of each insurance policy owned by the Bank over the Bank's cost of funds expense. The present value of these benefits is being expensed over the employment service period which amounted to $127 for 2002 and $132 for 2001. The cash value of these policies was $3,591 and $2,900 at December 31, 2002, and 2001, respectively.

9. Deposits

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $37,643 and $29,409 at December 31, 2002, and 2001, respectively. Certificates of deposit included brokered deposits in the amount of $20,831 and $6,302 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

2003	$40,513
2004	18,583
2005	13,448
2006	10,025
2007	8,861
Thereafter	455
	$91,885

10. Borrowed Funds

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances, commercial bank line of credit advances and Treasury, tax and loan deposits. Treasury, tax and loan deposits are repaid upon notification by the U.S. Treasury.

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2002	2001
Average balance during the year	$17,096	$16,453
Maximum month-end balance during the year	19,428	23,539
Average interest rate during the year	1.40%	3.21%
Average interest rate at end of the year	1.07%	1.59%

The Bank is required to own stock of the FHLB in order to borrow from the FHLB. FHLB advances are collateralized by a pledge of certain mortgage loans and by a lien on the Bank's FHLB stock of $1,022 at December 31, 2002, which is included in investment securities available for sale in the consolidated statements of financial condition. The Company, through its banking subsidiary, has an available line of credit with the FHLB of $3,509.

At December 31, 2002, the Company had a $5 million commercial bank line of credit that expires in 2003. The floating rate note is based on the one month London Interbank Offer Rate (1.38% at December 31, 2002) plus 1.75%.

A summary of borrowings from the Federal Home Loan Bank follows:

December 31, 2002

Maturity Dates	*Principal Amounts*	*Interest Rates*
2003	$ 661	4.60–7.34%
2004	2,002	4.60–7.34%
2005	1,943	4.60–7.34%
2006	2,235	4.60–6.47%
2007	1,815	4.60–6.47%
	$ 8,656	

December 31, 2001

Maturity Dates	*Principal Amounts*	*Interest Rates*
2002	$2,825	4.67–7.34%
2003	678	4.67–7.34%
2004	2,001	4.67–7.34%
2005	1,943	4.67–7.34%
2006	2,235	4.67–6.47%
Thereafter	70	6.47%
	$9,752	

11. Income Taxes

The current and deferred components of income tax expense are as follows:

	2002	2001
Current		
Federal	$ 1,974	$ 1,771
State	62	55
	2,036	1,826
Deferred federal	(113)	(181)
	$ 1,923	$ 1,645

The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. federal corporate income tax rate to income before income taxes as follows:

	2002	2001
Computed tax expense	$ 1,961	$ 1,666
Increase (reduction) in income tax expense resulting from:		
Income from life insurance	(53)	(45)
Tax exempt income	(52)	(40)
State taxes, net of federal benefit	41	36
Other	26	28
	$ 1,923	$ 1,645

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	2002		2001	
	Asset	*Liability*	*Asset*	*Liability*
Allowance for loan losses	$ 852	$ —	$ 698	$ —
Unrealized gain on securities available for sale	—	276	—	294
Deferred compensation	241	—	250	—
Mortgage servicing rights	—	144	—	116
Depreciation and amortization	—	144	—	92
Other	117	—	70	11
	$ 1,210	$ 564	$1,018	$513

Management expects the Company will realize all deferred income tax benefits to offset the income tax liabilities arising from the reversal of taxable temporary differences and taxable income generated in future years. Accordingly, the Company has not established a valuation allowance for deferred income tax benefits.

12. Related Parties

The Bank has entered into loan transactions with its directors, executive officers, significant shareholders of the Company and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Loans to related parties which in aggregate exceed $60 were as follows:

	2002	2001
Balance, January 1	$ 8,964	$ 8,640
Loans made/advanced	5,698	3,631
Repayments	(2,006)	(3,307)
Balance, December 31	$12,656	$ 8,964

Commitments, as described in Note 13, to related parties which in aggregate exceed $60 totaled $1,929 and $1,814 at December 31, 2002, and 2001, respectively.

13. Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments, including requiring collateral or other security to support financial instruments with credit risk.

The Bank's commitments at December 31, 2002, and 2001 are as follows:

	2002	2001
Commitments to extend credit	$ 21,736	$ 15,656
Letters of credit	831	897
Unadvanced commitments		
Commercial lines of credit	20,550	28,487
Construction lines of credit	5,512	2,508
Home equity lines of credit	13,989	11,786
Overdraft protection accounts	1,300	1,697
Credit card lines	3,191	3,023

14. Shareholders' Equity

The Company distributed a 3% stock dividend on April 11, 2002 and a 3% stock dividend on March 7, 2001. Earnings per share for 2002 and 2001 have been restated to reflect these stock dividends.

On October 1, 2002, the preferred stock was converted into 229,433 shares of common stock. Prior to conversion, each holder of preferred stock was entitled to dividends equal to the total stated value of $46.00 per share multiplied by the prime rate in effect from time to time as announced by FleetBoston. The preferred stock was non-voting.

On October 21, 2002, the mandatory convertible debentures were converted into 76,474 shares of common stock and shareholders' equity increased by $300. Prior to conversion, the mandatory convertible debentures paid quarterly interest at 1% per annum in excess of the prime rate of interest of FleetBoston.

15. Other Expense

Other expense amounts are summarized as follows for 2002 and 2001:

	2002	2001
Professional fees	$ 459	$ 348
Merchant processing	388	520
Advertising and promotion	346	202
Printing, postage, stationery, and supplies	266	237
Telephone	182	159
ATM expense	159	144
Trust expense	137	161
Travel, meetings, conventions, and employee education	131	131
Other	586	606
Total	$2,654	$ 2,508

16. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for number of shares and per share data):

	2002	2001
Basic earnings per share		
Net income, as reported	$ 3,845	$ 3,254
Preferred stock dividends declared	(32)	(62)
Income available to common shareholders	$ 3,813	$ 3,192
Weighted-average shares outstanding	2,902,748	2,744,633
Basic earnings per share	$ 1.31	$ 1.16
Diluted earnings per share		
Net income, as reported	$ 3,845	$ 3,254
Interest on mandatory convertible debentures, net of tax	9	16
Income available to common shareholders	$ 3,854	$ 3,270
Weighted-average shares outstanding	2,902,748	2,744,633
Effect of stock options, net of assumed treasury stock purchases	141,003	186,816
Effect of convertible preferred stock	171,727	229,599
Effect of mandatory convertible debentures	61,434	76,530
Adjusted weighted-average shares outstanding	3,276,912	3,237,578
Diluted earnings per share	$1.18	$1.01

Options to purchase 42,100 shares of common stock at $15.80 were outstanding at December 31, 2002 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock.

17. Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table on the next page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 2002, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

The Company's and Bank's actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 2002 and 2001.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2002	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Total capital (to risk-weighted assets)						
Consolidated	$ 30,010	14.35%	$ 16,728	8.00%	N/A	
Bank	24,419	11.80	16,552	8.00	$ 20,690	10.00%
Tier I capital (to risk-weighted assets)						
Consolidated	27,388	13.10	8,364	4.00	N/A	
Bank	21,824	10.55	8,276	4.00	12,414	6.00
Tier I capital (to average assets)						
Consolidated	27,388	9.18	11,928	4.00	N/A	
Bank	21,824	7.49	8,740	3.00	14,566	5.00
As of December 31, 2001						
Total capital (to risk-weighted assets)						
Consolidated	$ 27,507	15.11%	$ 14,560	8.00%	N/A	
Bank	21,021	11.97	14,053	8.00	$ 17,566	10.00%
Tier I capital (to risk-weighted assets)						
Consolidated	24,923	13.69	7,280	4.00	N/A	
Bank	18,819	10.71	7,027	4.00	10,540	6.00
Tier I capital (to average assets)						
Consolidated	24,923	9.04	11,029	4.00	N/A	
Bank	18,819	7.01	8,059	3.00	13,431	5.00

18. Stock Options

A summary of the status of the stock option plan (Note 1) as of December 31, 2002, and 2001, and changes during the years then ended, is presented below.

	2002		2001	
	Number of Shares	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	384,682	$ 5.44	423,733	$ 5.40
Granted during the year	50,000	15.53	9,000	10.50
Exercised during the year	(153,424)	4.81	(45,085)	4.55
Forfeited during the year	(11,886)	7.35	(14,800)	5.56
Additional shares for which options are exercisable due to stock dividends	9,961	—	11,834	—
Outstanding at end of year	279,333	$ 7.32	384,682	$ 5.44
Exercisable at end of year	222,298	$ 5.40	345,067	$ 5.04
Weighted-average fair value of options granted during the year		$ 2.27		$ 1.32

The following information applies to options outstanding at December 31, 2002:

	Options Outstanding			Options Exerciseable	
Range of Exercise Price	*Number of Shares*	*Wtd. Avg. Remaining Contractual Life*	*Wtd. Avg. Exercise Price*	*Number of Shares*	*Wtd. Avg. Exercise Price*
$ 4.00–$ 5.99	179,442	0.4	$4.57	179,442	$4.57
$ 8.25–$ 10.19	50,478	7.3	9.08	42,856	8.89
$13.67–$15.80	49,413	9.9	15.48	—	—

19. Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Cash Equivalents

The fair value of cash and due from banks, and interest-bearing deposits with banks approximates their relative book values at December 31, 2002, and 2001, as these financial instruments have short maturities.

Investment Securities

The fair values of investment securities are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Loans Held for Sale

The fair values of loans held for sale are based on quoted market prices from the Federal National Mortgage Association.

Loans Receivable

Fair values are estimated for portfolios of loans receivable with similar financial characteristics. The fair values approximate carrying value for all loans with variable interest rates.

The fair values of fixed rate loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the risk inherent in the loan. The estimates of maturity are based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions, and the effects of estimated prepayments.

Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in the actual sale.

Cash Surrender Value of Life Insurance

The fair value is based on the actual cash surrender value of life insurance policies.

Accrued Interest Receivable

The fair value approximates the carrying value as this financial instrument has a short maturity. It is the Bank's policy to stop accruing interest on loans for which it is probable that the interest is not collectible. Therefore, the fair value of this financial instrument has been adjusted to reflect credit risk.

Capitalized Mortgage Servicing Rights

The fair value of mortgage servicing rights is based on the expected present value of future mortgage servicing income, net of estimated servicing costs, considering market consensus loan prepayment predictions.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposits compared to the cost of borrowing funds in the market. If that value were considered, the fair value of the Bank's net assets could increase.

Borrowed Funds

The fair value of borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for borrowings of similar remaining maturities.

Accrued Interest Payable

The fair value approximates the book value as this financial instrument has a short maturity.

Off-Balance Sheet Instruments

The Company's off-balance sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include property and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

A summary of the estimated fair values for the Company's significant financial instruments at December 31, 2002, and 2001 follows:

	Carrying Value	Estimate of Fair Value
December 31, 2002		
Financial Assets		
Cash and cash equivalents	$ 14,267	$ 14,267
Investment securities	68,867	68,867
Loans held for sale	1,220	1,220
Loans receivable, net	211,434	215,101
Cash surrender value of life insurance	3,591	3,591
Accrued interest receivable	1,190	1,190
Capitalized mortgage servicing rights	423	769
Financial Liabilities		
Deposits	238,857	241,170
Accrued interest payable	404	404
Borrowed funds	36,932	37,595
December 31, 2001		
Financial Assets		
Cash and cash equivalents	$ 9,844	$ 9,844
Investment securities	71,607	71,607
Loans held for sale	1,060	1,060
Loans receivable, net	185,094	188,222
Cash surrender value of life insurance	2,900	2,900
Accrued interest receivable	1,189	1,189
Capitalized mortgage servicing rights	340	587
Financial Liabilities		
Deposits	219,309	220,764
Accrued interest payable	383	383
Borrowed funds	30,092	30,446

20. Parent Company Financial Information

The following is condensed financial statement information for Merrill Merchants Bancshares, Inc. as of December 31, 2002, and 2001 and for the years then ended:

SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION

	2002	2001
ASSETS		
Cash	$ 4	$ 55
Investment securities at fair value	5,620	868
Investment in subsidiaries	22,787	19,989
Loan and interest receivable from subsidiary	—	5,565
Deferred income tax benefit	113	33
Other assets	280	—
Total assets	$ 28,804	$ 26,510
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Dividend payable and accrued expenses	$ 416	$ 225
Mandatory convertible debentures	—	300
Total liabilities	416	525
Shareholders' equity		
Convertible cumulative preferred stock	—	20
Common stock	3,194	2,741
Capital surplus	20,381	18,794
Retained earnings	5,498	4,601
Accumulated other comprehensive income		
Unrealized gain on securities available for sale	536	600
Treasury stock	(1,221)	(771)
Total shareholders' equity	28,388	25,985
Total liabilities and shareholders' equity	$ 28,804	$ 26,510

SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION

	2002	2001
Dividends from bank subsidiary	$ 900	$ 1,526
Interest income on loan from subsidiary	64	342
Interest and dividend income on investments	164	20
Total income	1,128	1,888
Net loss on investment securities	(30)	—
Interest expense on borrowed funds	14	26
Operating expenses	114	119
Total expenses	128	145
Income before income tax expense	970	1,743
Income tax expense	30	65
Income before equity in undistributed net income of subsidiaries	940	1,678
Equity in undistributed net income of subsidiaries	2,905	1,576
Net income	$ 3,845	$ 3,254

SUMMARIZED STATEMENTS OF CASH FLOWS INFORMATION

	2002	2001
Cash flows from operating activities		
Net income	$ 3,845	$ 3,254
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred income tax benefit	(52)	38
Equity in undistributed net income of subsidiaries	(2,905)	(1,576)
Net loss on investment securities	30	—
Increase in accrued income and other assets	(12)	—
Increase in accrued expenses and other liabilities	17	15
Net cash provided by operating activities	923	1,731
Cash flows from investing activities		
Proceeds from sales and maturities of investment securities	8,953	665
Purchase of investment securities	(13,654)	(1,095)
Net repayment from (advances to) subsidiaries	5,569	(175)
Net cash provided (used) by investing activities	868	(605)
Cash flows from financing activities		
Dividends paid on convertible cumulative preferred stock	(32)	(62)
Dividends paid on common stock	(1,091)	(586)
Payment of note payable	—	(110)
Proceeds from issuance of common stock	690	132
Purchase of treasury stock	(1,409)	(454)
Net cash used by financing activities	(1,842)	(1,080)
Net (decrease) increase in cash and cash equivalents	(51)	46
Cash and cash equivalents, beginning of year	55	9
Cash and cash equivalents, end of year	$ 4	$ 55

Merrill Merchants Bancshares, Inc.

Board of Directors

William C. Bullock, Jr.
Chairman
Merrill Merchants Bank Bangor, Maine

Edwin N. Clift
President & Chief Executive Officer
Merrill Merchants Bank Bangor, Maine

Joseph H. Cyr
President
John T. Cyr & Sons, Inc. Old Town, Maine

Perry B. Hansen
Chairman & Chief Executive Officer
THE National Bank Bettendorf, Iowa

Robert E. Knowles
Investor
Unity, Maine

Frederick A. Oldenburg, Jr., M.D.
Director
Penobscot Respiratory, P.A. Bangor, Maine

Lloyd D. Robinson
Investor
Hermon, Maine

Dennis L. Shubert, M.D., Ph.D.
Investor
Bangor, Maine

Susan B. Singer
Investor
Bangor, Maine

Officers

William C. Bullock, Jr. *Chairman*

Edwin N. Clift *President & Chief Executive Officer*

Deborah A. Jordan *Treasurer*

James A. MacLeod, Esquire *Secretary & Clerk*



Merrill Merchants Bancshares, Inc., Directors
William Bullock, Frederick Oldenburg, M.D., Dennis Shubert, M.D., Ph.D., Edwin Clift, Susan Singer, Joseph Cyr, Perry Hansen, Lloyd Robinson, Robert Knowles

Merrill Merchants Bank

Board of Directors

William C. Bullock, Jr.
Chairman
Merrill Merchants Bank Bangor, Maine

Edwin N. Clift
President & Chief Executive Officer
Merrill Merchants Bank Bangor, Maine

Joseph H. Cyr
President
John T. Cyr & Sons, Inc. Old Town, Maine

John R. Graham III
President
Automatic Distributors Bangor, Maine

Perry B. Hansen
Chairman & Chief Executive Officer
THE National Bank Bettendorf, Iowa

Charles M. Hutchins
Vice President
Alternative Energy, Inc. Bangor, Maine

Joseph P. Irish
President
Waldo County Oil Troy, Maine

Robert E. Knowles
Investor
Unity, Maine

Frederick A. Oldenburg, Jr., M.D.
Director
Penobscot Respiratory, P.A. Bangor, Maine

Lloyd D. Robinson
Investor
Hermon, Maine

Dennis L. Shubert, M.D., Ph.D.
Investor
Bangor, Maine

Susan B. Singer
Investor
Bangor, Maine

Honorary Directors

J. Donald Mackintosh
Leonard E. Minsky
Norman Minsky, Esq.
Joseph Sewall
Harold S. Wright



Merrill Merchants Bank, Honorary Directors
Donald Mackintosh, Harold Wright, Norman Minsky, Leonard Minsky



Merrill Merchants Bank, Directors
John Graham, Edwin Clift, William Bullock, Susan Singer, Joseph Irish, Joseph Cyr, Charles Hutchins, Robert Knowles, Dennis Shubert,M.D., Ph.D., Frederick Oldenburg, M.D., Lloyd Robinson, Perry Hansen

Merrill Merchants Bank
Senior Management

William C. Bullock, Jr.
Chairman

Edwin N. Clift
President & Chief Executive Officer

Charles W. Hart
Executive Vice President
Administration

Deborah A. Jordan
Executive Vice President
Chief Financial Officer

William P. Lucy
Executive Vice President
Commercial Banking

James A. MacLeod, Esquire
Senior Vice President
Trust & Investment Services

Jane H. Madigan
Senior Vice President
Marketing & Human Resources

Lynne A. Spooner
Senior Vice President
Retail Banking

Reginald C. Williams, Jr.
Senior Vice President
Operations

Sara E. Carr
Vice President
Risk Management

Susan L. Rush
Vice President
Systems Administration



Senior Officers
Jane Madigan, Lynne Spooner, Deborah Jordan, Charles Hart, William Lucy, Reginald Williams, William Bullock, Sara Carr, Edwin Clift, Susan Rush

Accounting
Linda G. England*
Deborah A. Jordan*
Janet L. Kochis
Pamela J. Mugnai
Lorraine M. Therrien*

Administration
William C. Bullock, Jr.*
Barbara J. Cochran
Edwin N. Clift*
Charles W. Hart*
Lynne A. Spooner*
Judy L. York

Bank Operations
Scott D. Bennett
Matthew J. Harvey
Michael J. Moody
Donna M. Poland
Reginald C. Williams, Jr.*

Commercial Lending
Matthew E. Arnold
Fred A. Brown*
Angela T. Butler*
Jeremy J. Dubay
Jerry C. Jarrell*
Jonathan S. Lander*
William P. Lucy*
Lewis H. Payne*
Cindy L. Rickman
Jane F. Smith

Deposit Operations
Cindy L. Allen
Clarice J. Hannan
Linda M. Lizotte
Kathleen G. Prescott*

Human Resources
Cynthia L. Leighton*
Carol L. Littlefield
Jane H. Madigan*

Loan Operations
Judith D. Kelly
Ginger K. Stalls
Judy M. Walls
Jerina K. Warner*

Mortgage Lending
Alison J. Bailey*
Abbee L. Bissonnette
Michelle T. Czapiga
P. David DeFroscia*
Tami E. Farnsworth
Shawn P. Mallison*
Kim L. Shaw
Thomas A. Tilley*
Robert G. Wyman

Risk Management
Sara E. Carr*
Susan V. Terrillion

Systems Administration
Thomas W. Austin
Susan L. Rush*
Jason D. Simsay

Trust & Investments
Clarence E. Bickford, Jr.*
Meris J. Bickford, Esquire*
Jacqueline A. Bouchey*
Julie K. Cote
Betsy B. Hanscom
James A. MacLeod, Esquire*
Suzanne T. Moffatt*
Lawrence M. Napoleone*
Valrie G. Smith
Joyce D. Toman
Holly A. Vetelino*
Ellen N. Ziobron

Maine Acceptance Corporation
Robert J. Gardner
Kim M. Kirchdorfer
Floyd W. Libby*
Priscilla A. Pullen

*Officers

Bangor *201 Main Street*
Theresa M. Brooks*
Joanne M. Fish
Eunice M. Harris
Jody E. Holmes
Janet L. Lane
Lori A. Pardun
Donna J. Peavey
Sue E. Perkins
Alena J. Sibley

Bangor *Stillwater Avenue*
Jamie M. Bernard
Jennifer C. Coutts
George E. Dandaneau*
Lynne M. Gray
Deanna L. Ouellette
Betsy A. Simpson*
Tricia T. Tibbetts
Jason R. Wilkes

Bangor *Union Street*
Jayne T. Dickey
Patricia L. Eldridge
Angela M. Gray
Stacie A. Severance
Hope J. Smith
Natalie E. Stiles
Marlene D. Thomas*

Brewer
Terri M. Adam
Marla J. Billings
Farrah L. Carmichael
Eva M. Charity
Diane M. Hewett
Linda J. St. Louis
Jessica L. Welch
Danelle L. Weston

Holden
Jill E. Bean
Ann M. Brewer
Sandra J. Leavitt
Roland L. Narofsky
Diane T. Pearson

Milford
Angela R. Madore
Kelly A. Shorey

Newport
Cynthia J. Brawn
Marjorie J. Downing*
Melissa M. Mallory
Jaime L. Moore
Debra L. Murray
Veronica E. Sylvia

Orono
Brent A. Folster*
Gwendolyn A. King
Darleen M. Lanphere
Kathleen Spruce
Christopher R. Winstead

Orrington
Bonita L. Hodgins
Ronald J. Landry

Pittsfield
Nancy L. Bellfleur
Suzanne M. Mercier
Andrew C. Reed*
Carole L. Robinson
Micheline K. Ross
Dianne L. Roy

CORPORATE INFORMATION

Corporate Headquarters
Merrill Merchants Bancshares, Inc.
201 Main Street
Bangor, Maine 04401
207-942-4800

Inquiries and Financial Information
Analysts, shareholders and other investors seeking financial information including our 2002 Annual Report on Form 10-KSB should contact Deborah Jordan, Chief Financial Officer and Manager of Investor Relations at 207-942-2494.

News media and others seeking general information should contact Jane Madigan, Senior Vice President and Manager of Media Relations at 207-990-4075.

Internet
Our internet address is: www.merrillmerchants.com or via electronic mail: info@merrillmerchants.com

Stock Listing
Merrill Merchants Bancshares, Inc. is traded over the counter on the Nasdaq National Market System under the symbol MERB.

Transfer Agent
Shareholder inquiries regarding change of address or title should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Independent Certified Public Accountants
Berry Dunn McNeil and Parker
36 Pleasant Street
Bangor, Maine 04401

Annual Shareholder Meeting
The annual meeting of shareholders will be at 5 pm on Thursday, April 17, 2003, at The Bangor Conference Center, Hogan Road, Bangor, Maine.

LOCATIONS

Bangor
201 Main Street
920 Stillwater Avenue
992 Union Street

Brewer
366 Wilson Street

Holden
Route 1A

Milford
2 Main Street

Newport
Newport Plaza

Orono
69 Main Street

Orrington
191 River Road

Pittsfield
27 Main Street

Waterville
58 Elm Street

Merrill Merchants Bancshares, Inc.

Design & Illustrations *Swensson Design* Photography *Klyne Studio & Imaging* Printing *Bacon Printing Company*

1992 - 2002

Proud to be growing in Maine.